Exhibit 99.1

B.O.S. Receives Compliance Notice Regarding Nasdaq Minimum Bid Price Requirement.

RISHON LEZION, Israel, January 20, 2012 -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC) announced today that on January 17, 2012, it received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) advising the Company that it has failed to comply with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in Nasdaq Listing Rules.

BOS has a 180 days' period, until July 16, 2012, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days' period, the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, the Company will regain compliance.

In the event BOS does not regain compliance, the Company may be eligible for additional 180 calendar days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period.

Yuval Viner, BOS CEO, stated: "We believe that 2012 financial results will be improved as compared to the results for 2011 and hope this will support our share price recovery. We have an initial 180 days' period to comply with the $1 minimum bid price and if we do not, we can apply for an additional extension, subject to meeting Nasdaq's other continued listing requirements. If we are unable to regain compliance with Nasdaq, we expect that our shares will continue to be publicly traded in the over-the-counter market."

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical, automotive and telecommunications industries as well as to enterprise customers worldwide.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

For more information, please visit: www.boscom.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com